March 1, 2019

Timothy S. Hart
Chief Financial Officer
TurnKey Capital, Inc.
2929 East Commercial Blvd, PH-D
Ft. Lauderdale, FL 33308

       Re: TurnKey Capital, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed March 1, 2018
           File No. 333-186282

Dear Mr. Hart:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities